UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G-A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               Amendment No. 1*

                         Revelo Resources Corporation
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                              (Name of Issuer)

                      Common Stock, no par value
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                         (Title of Class of Securities)

                                  761366103
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                                (CUSIP Number)

                               December 31, 2016
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [X]  Rule 13d-1(b)

   [ ]  Rule 13d-1(c)

   [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761366103

1.    NAMES OF REPORTING PERSONS Global Strategic Management, Inc.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 52-1729253

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)[ ] (b)[x]

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3.

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION State of Maryland
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.     SOLE VOTING POWER          14,404,450
6.     SHARED VOTING POWER        0
7.     SOLE DISPOSITIVE POWER     14,404,450
8.     SHARED DISPOSITIVE POWER   0

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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  14,404,450

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10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
      Instructions) [ ]

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.9%

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12.   TYPE OF REPORTING PERSON: IA


CUSIP No. 761366103

1.    NAMES OF REPORTING PERSONS: EuroPac Gold Fund

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 46-2833401

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)[ ] (b)[ ]

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3.

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware Statutory Trust
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.     SOLE VOTING POWER          0
6.     SHARED VOTING POWER        8,066,300
7.     SOLE DISPOSITIVE POWER     0
8.     SHARED DISPOSITIVE POWER   8,066,300

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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  8,066,300

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10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
      Instructions) [ ]

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%

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12.   TYPE OF REPORTING PERSON:  IC



Item 1(a) Name of Issuer:

          Revelo Resources Corp.

Item 1(b) Address of issuer's principal executive offices:

         Suite 501-543 Granville Street
         Vancouver, BC  V6C 1X8 CANADA

Item 2(a) Name of person filing:

          (i) GLOBAL STRATEGIC MANAGEMENT, INC.
          (ii) EuroPac Gold Fund, a series of Investment Managers Series Trust

Item 2(b) Address or principal business office or, if none, residence:

          (i) P.O. Box 6643, Annapolis, MD  21401
          (ii) 235 West Galena Street, Milwaukee, WI  53212

Item 2(c) Citizenship:

          (i) U.S. (Organized in Maryland)
          (ii) U.S. (Organized in Delaware)

Item 2(d) Title of Class of Securities:

          Common Stock

Item 2(e) CUSIP No.:

          761366103

Item 3. If this statement is filed pursuant to Rule 13-d-1(b), or 13d-2(b) or (c), check whether the person filing is a:


          (i) Global Strategic Management is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
          (ii)EuroPac Gold Fund is an investment company registered under section 8 of the Investment Company Act of 1940; (15 U.S.C. 80a-8)

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)   Amount beneficially owned:

		(i) Global Strategic Management: 14,404,450*
                *This amount includes what is held in the Fund (amount below).
                (ii) EuroPac Gold Fund: 8,066,300

          (b)   Percent of class:

                (i) Global Strategic Management: 10.9%
                (ii) EuroPac Gold Fund: 6.2%

          (c)   Number of shares as to which the person has:

                (i)   Sole power to vote or to direct the vote:

                      (i) Global Strategic Management: 14,404,450
                      (ii)EuroPac Gold Fund: 0

                (ii)  Shared power to vote or to direct the vote:  0

                      (i) Global Stategic Management: 0
                      (ii)EuroPac Gold Fund: 8,066,300

                (iii) Sole power to dispose or to direct the
                      disposition of:

                      (i) Global Stategic Management: 14,404,450
                      (ii)EuroPac Gold Fund: 0

                (iv) Shared power to dispose or to direct the disposition of:

                      (i) Global Stategic Management: 0
                      (ii)EuroPac Gold Fund: 8,066,300

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

Item 6.   Ownership of More than 5 Percent on Behalf of Another Person.

          Global Strategic Management serves as subadviser to the EuroPac Gold Fund**

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not Applicable

Item 8.   Identification and Classification of Members of the Group

          Not Applicable

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certifications

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          Date: January 27, 2017
          By: /s/ Adrian V. Day
          Name: Adrian V. Day
          Title: President
          Global Strategic Management


          Date: January 27, 2017
          By: /s/ Joy Ausili
          Name: Joy Ausili
          Title: Vice President
          Investment Managers Series Trust, on behalf of the
	  EuroPac Gold Fund



**JOINT FILING AGREEMENT

WHEREAS, in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the Act), only one joint Statement and any amendments thereto need to be filed whenever one or more persons are required to file such a Statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or amendments thereto is filed on behalf of each of them;


NOW, THEREFORE, the parties hereto agree as follows: Global Strategic Management and the EuroPac Gold Fund, a series of Investment Managers Series Trust, do hereby agree, in accordance with Rule 13d-1(k)(1) under the Act, to file a Statement on Schedule 13G relating to their ownership of the Common Stocks in the Issuer, and do hereby further agree that said Statement on Schedule
13G shall be filed on behalf of each of them.

          Date: January 27, 2017
          By: /s/ Adrian V. Day
          Name: Adrian V. Day
          Title: President
          Global Strategic Management


          Date: January 27, 2017
          By: /s/ Joy Ausili
          Name: Joy Ausili
          Title: Vice President
          Investment Managers Series Trust, on behalf of the
	  EuroPac Gold Fund